Exhibit 99.1

Orla Mining Provides First Quarter 2023 Operational Results

VANCOUVER, BC, April 12, 2023 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today is pleased to provide an interim operational update for the first quarter ended March 31, 2023.

During the first quarter of 2023, the Camino Rojo Oxide Mine produced 25,910 ounces of gold and sold 26,752 ounces of gold. At March 31, 2023, Orla had a cash position of $83.8 million, after making its first planned income tax payment (including the Special Mining Duty) in Mexico of $29.1 million related to the 2022 fiscal year. The operations are performing to plan, and the Company remains on track to meet 2023 annual gold production guidance of 100,000 to 110,000 ounces.

Camino Rojo Mining and Processing Totals		Q1 / YTD 2023
Ore Mined	tonnes	1,948,543
Ore - processed	tonnes	1,646,595
Low Grade Ore - stockpiled	tonnes	301,948
Waste Mined	tonnes	1,183,781
Total Mined	tonnes	3,132,324
Strip Ratio	w:o	0.61
Total Ore Mined Gold Grade	g/t	0.72
Ore - processed	g/t	0.80
Low Grade Ore - stockpiled	g/t	0.29

Ore Crushed	tonnes	1,770,355
Ore Stacked	tonnes	1,701,188
Stacked Ore Gold Grade	g/t	0.80
Gold Produced	oz	25,910

Daily Stacked Throughput Rate – Average	tpd	18,902
Daily Stacked Throughput / Nameplate Capacity	%	105%
Total Crushed Ore Stockpile	tonnes	114,117
Total Crushed Ore Stockpile Au Grade	g/t	0.87
Total ROM Ore Stockpile*	tonnes	2,420,575
Total ROM Ore Stockpile Grade	g/t	0.34
*ROM ore stockpile includes mined ore but yet crushed, and low-grade stockpiles.

Base Shelf Prospectus

In order to maintain financial flexibility, and consistent with past practice, the Company intends to file a new base shelf prospectus in April 2023. The Company has maintained a base shelf prospectus since 2019 and its existing base shelf prospectus expired on April 12, 2023. The Company has no present intention to offer securities pursuant to the new base shelf prospectus. The notice set out in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

First Quarter 2023 Conference Call

Orla will host a conference call on Friday, May 12, 2023, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the first quarter 2023:

Dial-In Numbers / Webcast:

Conference ID:            5844017

Toll Free:                     1 (888) 550-5302

Toll:                             1 (646) 960-0685

Webcast:                    https://orlamining.com/investors/presentations-and-events/

Qualified Persons Statement

The scientific and technical information related to Camino Rojo in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the Company's filing of a new base shelf prospectus. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/April2023/13/c4040.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development; www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 13-APR-23